Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) dated August 4, 2008 and the related prospectus of EDAP TMS S.A. (the “Company”) for the registration of up to 1,868,965 warrants to purchase ordinary shares of the Company’s common stock and to the incorporation by reference therein of our report dated March 31st, 2008, with respect to the consolidated financial statements of the Company and its subsidiaries included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

ERNST & YOUNG Audit

Represented by

Laurent Chapoulaud

Lyon, France

August 4, 2008